

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 12, 2020

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Growth eREIT 2019, LLC
11 Dupont Circle NW, 9th FL
Washington, D.C. 20036

> **Re: Fundrise Growth eREIT 2019, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed May 22, 2020**
> **File No. 024-10970**

Dear Mr. Miller:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed May 22, 2020

General

1. We note the statement on your website that your more mature eREITs and eFunds will pause accepting new investments. Please provide disclosure about the suspension and resumption of accepting subscriptions. Your revised disclosure should provide the dates in which accepting subscriptions was suspended and resumed.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at 202-551-7576 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction